UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER

001-39154

CUSIP NUMBER

78486Q101, 78486Q200

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SVB Financial Group

Full Name of Registrant

N/A

Former Name if Applicable

3003 Tasman Drive

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054-1191

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See “Part III — Narrative” below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Nicholas Grossi	312	601-9052
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See “Part IV — Explanation” below.

SVB Financial Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2023	By:	/s/ Nicholas Grossi
Name: Nicholas Grossi
Title: Interim Chief Financial Officer

Part III — Narrative

SVB Financial Group (the “Company”) was a diversified financial services company, as well as a bank holding company. As previously reported, on March 10, 2023, the Company’s wholly-owned subsidiary, Silicon Valley Bank (the “Bank”) was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver (the “Receivership”). As a result of the Receivership, the Company is no longer the parent company of the Bank, which was the Company’s principal subsidiary. Accordingly, the business of the Company has been severely curtailed. The range of commercial and private banking products and services, as well as asset management, private wealth management and other investment services, the Company offered through the Bank before the Receivership are no longer part of the Company’s business.

As previously reported, on March 17, 2023, the Company filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) for relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Company’s case is administered under the caption In re SVB Financial Group, Case No: 23-10367 (the “Chapter 11 Case”). The Company is continuing to operate its remaining businesses as a debtor in possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The remaining principal operations of the Company relate to SVB Capital, its investment advisory business which sponsors and advises private venture capital and credit funds, and SVB Securities, an investment banking business.

The Company has two classes of securities, common stock, par value $0.001 per share and depositary shares, each representing a 1/40th interest in a share of 5.250% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A. Both classes of securities were suspended from trading on the Nasdaq Stock Market on March 28, 2023 and will be formally delisted on May 12, 2023, and are now traded on the OTC Pink Market.

Before the Receivership the Company’s information management systems were primarily maintained by the Bank pursuant to a shared services agreement. The Company no longer has access to these systems and is continuing to work with the FDIC, as well as First Citizens Bank & Trust Company, who has since purchased certain assets and assumed liabilities of the Bank from the FDIC, to gain access to its records and to arrange for information sharing. There can be no assurance as to the outcome or timing of these efforts.

In addition, before the Receivership, all of the Company’s executive officers, its principal accounting officer and all members of its accounting and finance teams were employed by the Bank and either became employees of Silicon Valley Bridge Bank, N.A. or were terminated in connection with the Receivership. As a result, the Company is currently operating without input from any member of its prior accounting or finance departments who were involved in preparing or filing the periodic reports required by Section 13(a) under the Securities Exchange Act of 1934 (collectively, “Periodic Reports”). The Company’s limited staff is dedicated to exploring strategic alternatives for the Company’s remaining businesses and meeting the requirements related to the Chapter 11 Case.

Accordingly, due to the lack of access to records required to complete financial statements for the consolidated entity and limited current staffing, filing the Form 10-Q for the quarter ended March 31, 2023 and other Periodic Reports, if at all feasible at the present time, would impose an undue hardship on the Company. Because the Company does not have the requisite information or personnel to prepare the Periodic Reports, the Company intends to file Current Reports on Form 8-K containing (i) disclosure of all material events in the Chapter 11 Case and any other information required by the instructions to Form 8-K and (ii) as exhibits, the operating reports and any other documents that include unaudited financial information that will be filed by the Company with the Bankruptcy Court. The Current Reports on Form 8-K to be filed by the Company will provide information about the Chapter 11 Case and the assets, liabilities and remaining businesses of the Company relevant to the decisions of investors to buy, sell or hold the Company’s securities.

Part IV — Explanation

For the reasons described in Part III – Narrative of this Form 12b-25, the Company will be unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (or other Periodic Reports) without unreasonable effort and expense. The Company believes, however, that its results of operations for quarter ended March 31, 2023 differed significantly from its results of operations for the corresponding period ended March 31, 2022 and from the fiscal year ended December 31, 2022 due to significant adverse developments that occurred with respect to the Company’s business and liquidity in March 2023, including the commencement of the Receivership and Chapter 11 Case.

Documents filed on the docket of and other information related to the Chapter 11 Case are available free of charge online at https://restructuring.ra.kroll.com/SVBFG/. Information related to the Chapter 11 Case contained on, or that can be accessed through, the website, does not constitute a part of this Form. The Company has included the website address in this Form as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Various statements in this Form 12b-25 or documents referred to herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which include the following: risks and uncertainties relating to the Chapter 11 Case, including but not limited to, the effects of the Chapter 11 Case on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Case and the outcome of the Chapter 11 Case in general, the duration of the Chapter 11 Case, risks associated with third-party motions in the Chapter 11 Case; risks related to the trading of the Company’s securities on the OTC Pink Market; the risk that the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code; as well as other risk factors. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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